UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. 2)*

                    Under the Securities Exchange Act of 1934



                                  ICAGEN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45104P104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45104P104
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  Patrick P. Walker

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          491,657*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     491,657*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  491,657*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):     1.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IN
--------------------------------------------------------------------------------
* Based on information set forth on the Form 10-Q of Icagen, Inc. (the "Company") for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 10, 2008, there were 46,904,839 shares of common stock, par value $0.001 per share (the "Shares"), of the Company issued and outstanding as of October 31, 2008. As of December 31, 2008 (the "Reporting Date"), SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. ("SRBQP"), SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore"), SRB Greenway Opportunity Fund, L.P. ("SRB Opportunity") and SRB Greenway Opportunity Fund (QP), L.P. ("SRB Opportunity QP," and together with SRBGC, SRBQP, SRB Offshore and SRB Opportunity, the "Greenway Funds") held in the aggregate warrants to purchase up to 737,487 Shares (the "Greenway Warrants"). SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB Management, BCA and Mr. Becker possess shared power to vote and direct the disposition of the Shares underlying the Greenway Warrants held by the Greenway Funds. As of the Reporting Date, Mr. Becker, individually, held warrants to purchase up to 49,165 Shares (the "Becker Warrants"). Mr. Becker possesses the sole power to vote and direct the disposition of the Shares underlying the Becker Warrants. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI," and together with WSC, WSCQP and WS International, the "WS Funds") held in the aggregate warrants to purchase up to 491,658 Shares (the "WS Funds Warrants"). WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are members of WS Capital. As a result, WSC Management, WS Capital and Messrs. Reid S.
Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares underlying the WS Funds Warrants held by the WS Funds. Furthermore, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP," and together with WSO, the "WSO Funds") held in the aggregate warrants to purchase up to 491,657 Shares (the "WSO Funds Warrants"). WS Ventures Management, L.P. ("WSVM") is the general partner of the WSO Funds. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid
S. Walker, G. Stacy Smith and Patrick P. Walker are members of WSV. As a result, WSVM, WSV and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares underlying the WSO Funds Warrants held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3: (i) SRB Management and BCA may be deemed to beneficially own 737,487 Shares, or approximately 1.5% of the Shares deemed issued and outstanding as of the Reporting Date; (ii) Mr. Steven Becker may be deemed to beneficially own 786,652 Shares, or approximately 1.6% of the Shares deemed issued and outstanding as of the Reporting Date; (iii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 983,315 Shares, or approximately 2.1% of the Shares deemed issued and outstanding as of the Reporting Date; (iv) WS Capital and WSC Management may be deemed to beneficially own 491,658 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date; and (v) WSVM, WSV and Mr. Patrick P. Walker may be deemed to beneficially own 491,657 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date. The WS Funds, the WSO Funds and the Greenway Funds agreed to co-invest on the investment in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G Amendment No. 2 shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.  45104P104
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  Reid S. Walker

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          983,315*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     983,315*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                    983,315*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    2.1%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IN
--------------------------------------------------------------------------------
* Based on information set forth on the Form 10-Q of Icagen, Inc. (the "Company") for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 10, 2008, there were 46,904,839 shares of common stock, par value $0.001 per share (the "Shares"), of the Company issued and outstanding as of October 31, 2008. As of December 31, 2008 (the "Reporting Date"), SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. ("SRBQP"), SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore"), SRB Greenway Opportunity Fund, L.P. ("SRB Opportunity") and SRB Greenway Opportunity Fund (QP), L.P. ("SRB Opportunity QP," and together with SRBGC, SRBQP, SRB Offshore and SRB Opportunity, the "Greenway Funds") held in the aggregate warrants to purchase up to 737,487 Shares (the "Greenway Warrants"). SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB Management, BCA and Mr. Becker possess shared power to vote and direct the disposition of the Shares underlying the Greenway Warrants held by the Greenway Funds. As of the Reporting Date, Mr. Becker, individually, held warrants to purchase up to 49,165 Shares (the "Becker Warrants"). Mr. Becker possesses the sole power to vote and direct the disposition of the Shares underlying the Becker Warrants. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI," and together with WSC, WSCQP and WS International, the "WS Funds") held in the aggregate warrants to purchase up to 491,658 Shares (the "WS Funds Warrants"). WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are members of WS Capital. As a result, WSC Management, WS Capital and Messrs. Reid S.
Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares underlying the WS Funds Warrants held by the WS Funds. Furthermore, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP," and together with WSO, the "WSO Funds") held in the aggregate warrants to purchase up to 491,657 Shares (the "WSO Funds Warrants"). WS Ventures Management, L.P. ("WSVM") is the general partner of the WSO Funds. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid
S. Walker, G. Stacy Smith and Patrick P. Walker are members of WSV. As a result, WSVM, WSV and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares underlying the WSO Funds Warrants held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3: (i) SRB Management and BCA may be deemed to beneficially own 737,487 Shares, or approximately 1.5% of the Shares deemed issued and outstanding as of the Reporting Date; (ii) Mr. Steven Becker may be deemed to beneficially own 786,652 Shares, or approximately 1.6% of the Shares deemed issued and outstanding as of the Reporting Date; (iii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 983,315 Shares, or approximately 2.1% of the Shares deemed issued and outstanding as of the Reporting Date; (iv) WS Capital and WSC Management may be deemed to beneficially own 491,658 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date; and (v) WSVM, WSV and Mr. Patrick P. Walker may be deemed to beneficially own 491,657 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date. The WS Funds, the WSO Funds and the Greenway Funds agreed to co-invest on the investment in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G Amendment No. 2 shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.  45104P104
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  G. Stacy Smith

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          983,315*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     983,315*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 983,315*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):     2.1%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IN
--------------------------------------------------------------------------------
* Based on information set forth on the Form 10-Q of Icagen, Inc. (the "Company") for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 10, 2008, there were 46,904,839 shares of common stock, par value $0.001 per share (the "Shares"), of the Company issued and outstanding as of October 31, 2008. As of December 31, 2008 (the "Reporting Date"), SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. ("SRBQP"), SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore"), SRB Greenway Opportunity Fund, L.P. ("SRB Opportunity") and SRB Greenway Opportunity Fund (QP), L.P. ("SRB Opportunity QP," and together with SRBGC, SRBQP, SRB Offshore and SRB Opportunity, the "Greenway Funds") held in the aggregate warrants to purchase up to 737,487 Shares (the "Greenway Warrants"). SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB Management, BCA and Mr. Becker possess shared power to vote and direct the disposition of the Shares underlying the Greenway Warrants held by the Greenway Funds. As of the Reporting Date, Mr. Becker, individually, held warrants to purchase up to 49,165 Shares (the "Becker Warrants"). Mr. Becker possesses the sole power to vote and direct the disposition of the Shares underlying the Becker Warrants. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI," and together with WSC, WSCQP and WS International, the "WS Funds") held in the aggregate warrants to purchase up to 491,658 Shares (the "WS Funds Warrants"). WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are members of WS Capital. As a result, WSC Management, WS Capital and Messrs. Reid S.
Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares underlying the WS Funds Warrants held by the WS Funds. Furthermore, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP," and together with WSO, the "WSO Funds") held in the aggregate warrants to purchase up to 491,657 Shares (the "WSO Funds Warrants"). WS Ventures Management, L.P. ("WSVM") is the general partner of the WSO Funds. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid
S. Walker, G. Stacy Smith and Patrick P. Walker are members of WSV. As a result, WSVM, WSV and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares underlying the WSO Funds Warrants held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3: (i) SRB Management and BCA may be deemed to beneficially own 737,487 Shares, or approximately 1.5% of the Shares deemed issued and outstanding as of the Reporting Date; (ii) Mr. Steven Becker may be deemed to beneficially own 786,652 Shares, or approximately 1.6% of the Shares deemed issued and outstanding as of the Reporting Date; (iii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 983,315 Shares, or approximately 2.1% of the Shares deemed issued and outstanding as of the Reporting Date; (iv) WS Capital and WSC Management may be deemed to beneficially own 491,658 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date; and (v) WSVM, WSV and Mr. Patrick P. Walker may be deemed to beneficially own 491,657 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date. The WS Funds, the WSO Funds and the Greenway Funds agreed to co-invest on the investment in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G Amendment No. 2 shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.   45104P104
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  WS Capital, L.L.C.

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          491,658*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     491,658*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                   491,658*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    1.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     HC/OO
--------------------------------------------------------------------------------
* Based on information set forth on the Form 10-Q of Icagen, Inc. (the "Company") for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 10, 2008, there were 46,904,839 shares of common stock, par value $0.001 per share (the "Shares"), of the Company issued and outstanding as of October 31, 2008. As of December 31, 2008 (the "Reporting Date"), SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. ("SRBQP"), SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore"), SRB Greenway Opportunity Fund, L.P. ("SRB Opportunity") and SRB Greenway Opportunity Fund (QP), L.P. ("SRB Opportunity QP," and together with SRBGC, SRBQP, SRB Offshore and SRB Opportunity, the "Greenway Funds") held in the aggregate warrants to purchase up to 737,487 Shares (the "Greenway Warrants"). SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB Management, BCA and Mr. Becker possess shared power to vote and direct the disposition of the Shares underlying the Greenway Warrants held by the Greenway Funds. As of the Reporting Date, Mr. Becker, individually, held warrants to purchase up to 49,165 Shares (the "Becker Warrants"). Mr. Becker possesses the sole power to vote and direct the disposition of the Shares underlying the Becker Warrants. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI," and together with WSC, WSCQP and WS International, the "WS Funds") held in the aggregate warrants to purchase up to 491,658 Shares (the "WS Funds Warrants"). WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are members of WS Capital. As a result, WSC Management, WS Capital and Messrs. Reid S.
Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares underlying the WS Funds Warrants held by the WS Funds. Furthermore, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP," and together with WSO, the "WSO Funds") held in the aggregate warrants to purchase up to 491,657 Shares (the "WSO Funds Warrants"). WS Ventures Management, L.P. ("WSVM") is the general partner of the WSO Funds. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid
S. Walker, G. Stacy Smith and Patrick P. Walker are members of WSV. As a result, WSVM, WSV and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares underlying the WSO Funds Warrants held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3: (i) SRB Management and BCA may be deemed to beneficially own 737,487 Shares, or approximately 1.5% of the Shares deemed issued and outstanding as of the Reporting Date; (ii) Mr. Steven Becker may be deemed to beneficially own 786,652 Shares, or approximately 1.6% of the Shares deemed issued and outstanding as of the Reporting Date; (iii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 983,315 Shares, or approximately 2.1% of the Shares deemed issued and outstanding as of the Reporting Date; (iv) WS Capital and WSC Management may be deemed to beneficially own 491,658 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date; and (v) WSVM, WSV and Mr. Patrick P. Walker may be deemed to beneficially own 491,657 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date. The WS Funds, the WSO Funds and the Greenway Funds agreed to co-invest on the investment in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G Amendment No. 2 shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.   45104P104
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  WS Capital Management, L.P.

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          491,658*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     491,658*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                          491,658*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    1.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IA/PN
--------------------------------------------------------------------------------
* Based on information set forth on the Form 10-Q of Icagen, Inc. (the "Company") for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 10, 2008, there were 46,904,839 shares of common stock, par value $0.001 per share (the "Shares"), of the Company issued and outstanding as of October 31, 2008. As of December 31, 2008 (the "Reporting Date"), SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. ("SRBQP"), SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore"), SRB Greenway Opportunity Fund, L.P. ("SRB Opportunity") and SRB Greenway Opportunity Fund (QP), L.P. ("SRB Opportunity QP," and together with SRBGC, SRBQP, SRB Offshore and SRB Opportunity, the "Greenway Funds") held in the aggregate warrants to purchase up to 737,487 Shares (the "Greenway Warrants"). SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB Management, BCA and Mr. Becker possess shared power to vote and direct the disposition of the Shares underlying the Greenway Warrants held by the Greenway Funds. As of the Reporting Date, Mr. Becker, individually, held warrants to purchase up to 49,165 Shares (the "Becker Warrants"). Mr. Becker possesses the sole power to vote and direct the disposition of the Shares underlying the Becker Warrants. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI," and together with WSC, WSCQP and WS International, the "WS Funds") held in the aggregate warrants to purchase up to 491,658 Shares (the "WS Funds Warrants"). WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are members of WS Capital. As a result, WSC Management, WS Capital and Messrs. Reid S.
Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares underlying the WS Funds Warrants held by the WS Funds. Furthermore, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP," and together with WSO, the "WSO Funds") held in the aggregate warrants to purchase up to 491,657 Shares (the "WSO Funds Warrants"). WS Ventures Management, L.P. ("WSVM") is the general partner of the WSO Funds. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid
S. Walker, G. Stacy Smith and Patrick P. Walker are members of WSV. As a result, WSVM, WSV and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares underlying the WSO Funds Warrants held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3: (i) SRB Management and BCA may be deemed to beneficially own 737,487 Shares, or approximately 1.5% of the Shares deemed issued and outstanding as of the Reporting Date; (ii) Mr. Steven Becker may be deemed to beneficially own 786,652 Shares, or approximately 1.6% of the Shares deemed issued and outstanding as of the Reporting Date; (iii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 983,315 Shares, or approximately 2.1% of the Shares deemed issued and outstanding as of the Reporting Date; (iv) WS Capital and WSC Management may be deemed to beneficially own 491,658 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date; and (v) WSVM, WSV and Mr. Patrick P. Walker may be deemed to beneficially own 491,657 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date. The WS Funds, the WSO Funds and the Greenway Funds agreed to co-invest on the investment in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G Amendment No. 2 shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.   45104P104
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  WSV Management, L.L.C.

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          491,657*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     491,657*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                          491,657*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    1.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:    HC/OO
--------------------------------------------------------------------------------
* Based on information set forth on the Form 10-Q of Icagen, Inc. (the "Company") for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 10, 2008, there were 46,904,839 shares of common stock, par value $0.001 per share (the "Shares"), of the Company issued and outstanding as of October 31, 2008. As of December 31, 2008 (the "Reporting Date"), SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. ("SRBQP"), SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore"), SRB Greenway Opportunity Fund, L.P. ("SRB Opportunity") and SRB Greenway Opportunity Fund (QP), L.P. ("SRB Opportunity QP," and together with SRBGC, SRBQP, SRB Offshore and SRB Opportunity, the "Greenway Funds") held in the aggregate warrants to purchase up to 737,487 Shares (the "Greenway Warrants"). SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB Management, BCA and Mr. Becker possess shared power to vote and direct the disposition of the Shares underlying the Greenway Warrants held by the Greenway Funds. As of the Reporting Date, Mr. Becker, individually, held warrants to purchase up to 49,165 Shares (the "Becker Warrants"). Mr. Becker possesses the sole power to vote and direct the disposition of the Shares underlying the Becker Warrants. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI," and together with WSC, WSCQP and WS International, the "WS Funds") held in the aggregate warrants to purchase up to 491,658 Shares (the "WS Funds Warrants"). WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are members of WS Capital. As a result, WSC Management, WS Capital and Messrs. Reid S.
Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares underlying the WS Funds Warrants held by the WS Funds. Furthermore, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP," and together with WSO, the "WSO Funds") held in the aggregate warrants to purchase up to 491,657 Shares (the "WSO Funds Warrants"). WS Ventures Management, L.P. ("WSVM") is the general partner of the WSO Funds. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid
S. Walker, G. Stacy Smith and Patrick P. Walker are members of WSV. As a result, WSVM, WSV and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares underlying the WSO Funds Warrants held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3: (i) SRB Management and BCA may be deemed to beneficially own 737,487 Shares, or approximately 1.5% of the Shares deemed issued and outstanding as of the Reporting Date; (ii) Mr. Steven Becker may be deemed to beneficially own 786,652 Shares, or approximately 1.6% of the Shares deemed issued and outstanding as of the Reporting Date; (iii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 983,315 Shares, or approximately 2.1% of the Shares deemed issued and outstanding as of the Reporting Date; (iv) WS Capital and WSC Management may be deemed to beneficially own 491,658 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date; and (v) WSVM, WSV and Mr. Patrick P. Walker may be deemed to beneficially own 491,657 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date. The WS Funds, the WSO Funds and the Greenway Funds agreed to co-invest on the investment in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G Amendment No. 2 shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.   45104P104
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  WS Ventures Management, L.P.

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:            491,657*
                                          --------------------------------------
                                      (6) Shared Voting Power:                0*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:       491,657*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:           0*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                          491,657*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    1.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:    IN
--------------------------------------------------------------------------------
* Based on information set forth on the Form 10-Q of Icagen, Inc. (the "Company") for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 10, 2008, there were 46,904,839 shares of common stock, par value $0.001 per share (the "Shares"), of the Company issued and outstanding as of October 31, 2008. As of December 31, 2008 (the "Reporting Date"), SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. ("SRBQP"), SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore"), SRB Greenway Opportunity Fund, L.P. ("SRB Opportunity") and SRB Greenway Opportunity Fund (QP), L.P. ("SRB Opportunity QP," and together with SRBGC, SRBQP, SRB Offshore and SRB Opportunity, the "Greenway Funds") held in the aggregate warrants to purchase up to 737,487 Shares (the "Greenway Warrants"). SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB Management, BCA and Mr. Becker possess shared power to vote and direct the disposition of the Shares underlying the Greenway Warrants held by the Greenway Funds. As of the Reporting Date, Mr. Becker, individually, held warrants to purchase up to 49,165 Shares (the "Becker Warrants"). Mr. Becker possesses the sole power to vote and direct the disposition of the Shares underlying the Becker Warrants. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI," and together with WSC, WSCQP and WS International, the "WS Funds") held in the aggregate warrants to purchase up to 491,658 Shares (the "WS Funds Warrants"). WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are members of WS Capital. As a result, WSC Management, WS Capital and Messrs. Reid S.
Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares underlying the WS Funds Warrants held by the WS Funds. Furthermore, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP," and together with WSO, the "WSO Funds") held in the aggregate warrants to purchase up to 491,657 Shares (the "WSO Funds Warrants"). WS Ventures Management, L.P. ("WSVM") is the general partner of the WSO Funds. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid
S. Walker, G. Stacy Smith and Patrick P. Walker are members of WSV. As a result, WSVM, WSV and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares underlying the WSO Funds Warrants held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3: (i) SRB Management and BCA may be deemed to beneficially own 737,487 Shares, or approximately 1.5% of the Shares deemed issued and outstanding as of the Reporting Date; (ii) Mr. Steven Becker may be deemed to beneficially own 786,652 Shares, or approximately 1.6% of the Shares deemed issued and outstanding as of the Reporting Date; (iii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 983,315 Shares, or approximately 2.1% of the Shares deemed issued and outstanding as of the Reporting Date; (iv) WS Capital and WSC Management may be deemed to beneficially own 491,658 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date; and (v) WSVM, WSV and Mr. Patrick P. Walker may be deemed to beneficially own 491,657 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date. The WS Funds, the WSO Funds and the Greenway Funds agreed to co-invest on the investment in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G Amendment No. 2 shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.    45104P104
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  Steven R. Becker

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:             49,165*
                                          --------------------------------------
                                      (6) Shared Voting Power:          737,487*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:        49,165*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     737,487*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                     786,652*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    1.6%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IN
--------------------------------------------------------------------------------
* Based on information set forth on the Form 10-Q of Icagen, Inc. (the "Company") for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 10, 2008, there were 46,904,839 shares of common stock, par value $0.001 per share (the "Shares"), of the Company issued and outstanding as of October 31, 2008. As of December 31, 2008 (the "Reporting Date"), SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. ("SRBQP"), SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore"), SRB Greenway Opportunity Fund, L.P. ("SRB Opportunity") and SRB Greenway Opportunity Fund (QP), L.P. ("SRB Opportunity QP," and together with SRBGC, SRBQP, SRB Offshore and SRB Opportunity, the "Greenway Funds") held in the aggregate warrants to purchase up to 737,487 Shares (the "Greenway Warrants"). SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB Management, BCA and Mr. Becker possess shared power to vote and direct the disposition of the Shares underlying the Greenway Warrants held by the Greenway Funds. As of the Reporting Date, Mr. Becker, individually, held warrants to purchase up to 49,165 Shares (the "Becker Warrants"). Mr. Becker possesses the sole power to vote and direct the disposition of the Shares underlying the Becker Warrants. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI," and together with WSC, WSCQP and WS International, the "WS Funds") held in the aggregate warrants to purchase up to 491,658 Shares (the "WS Funds Warrants"). WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are members of WS Capital. As a result, WSC Management, WS Capital and Messrs. Reid S.
Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares underlying the WS Funds Warrants held by the WS Funds. Furthermore, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP," and together with WSO, the "WSO Funds") held in the aggregate warrants to purchase up to 491,657 Shares (the "WSO Funds Warrants"). WS Ventures Management, L.P. ("WSVM") is the general partner of the WSO Funds. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid
S. Walker, G. Stacy Smith and Patrick P. Walker are members of WSV. As a result, WSVM, WSV and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares underlying the WSO Funds Warrants held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3: (i) SRB Management and BCA may be deemed to beneficially own 737,487 Shares, or approximately 1.5% of the Shares deemed issued and outstanding as of the Reporting Date; (ii) Mr. Steven Becker may be deemed to beneficially own 786,652 Shares, or approximately 1.6% of the Shares deemed issued and outstanding as of the Reporting Date; (iii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 983,315 Shares, or approximately 2.1% of the Shares deemed issued and outstanding as of the Reporting Date; (iv) WS Capital and WSC Management may be deemed to beneficially own 491,658 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date; and (v) WSVM, WSV and Mr. Patrick P. Walker may be deemed to beneficially own 491,657 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date. The WS Funds, the WSO Funds and the Greenway Funds agreed to co-invest on the investment in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G Amendment No. 2 shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.    45104P104
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  BC Advisors, LLC

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          737,487*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     737,487*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                     737,487*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    1.5%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     HC/00
--------------------------------------------------------------------------------
* Based on information set forth on the Form 10-Q of Icagen, Inc. (the "Company") for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 10, 2008, there were 46,904,839 shares of common stock, par value $0.001 per share (the "Shares"), of the Company issued and outstanding as of October 31, 2008. As of December 31, 2008 (the "Reporting Date"), SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. ("SRBQP"), SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore"), SRB Greenway Opportunity Fund, L.P. ("SRB Opportunity") and SRB Greenway Opportunity Fund (QP), L.P. ("SRB Opportunity QP," and together with SRBGC, SRBQP, SRB Offshore and SRB Opportunity, the "Greenway Funds") held in the aggregate warrants to purchase up to 737,487 Shares (the "Greenway Warrants"). SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB Management, BCA and Mr. Becker possess shared power to vote and direct the disposition of the Shares underlying the Greenway Warrants held by the Greenway Funds. As of the Reporting Date, Mr. Becker, individually, held warrants to purchase up to 49,165 Shares (the "Becker Warrants"). Mr. Becker possesses the sole power to vote and direct the disposition of the Shares underlying the Becker Warrants. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI," and together with WSC, WSCQP and WS International, the "WS Funds") held in the aggregate warrants to purchase up to 491,658 Shares (the "WS Funds Warrants"). WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are members of WS Capital. As a result, WSC Management, WS Capital and Messrs. Reid S.
Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares underlying the WS Funds Warrants held by the WS Funds. Furthermore, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP," and together with WSO, the "WSO Funds") held in the aggregate warrants to purchase up to 491,657 Shares (the "WSO Funds Warrants"). WS Ventures Management, L.P. ("WSVM") is the general partner of the WSO Funds. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid
S. Walker, G. Stacy Smith and Patrick P. Walker are members of WSV. As a result, WSVM, WSV and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares underlying the WSO Funds Warrants held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3: (i) SRB Management and BCA may be deemed to beneficially own 737,487 Shares, or approximately 1.5% of the Shares deemed issued and outstanding as of the Reporting Date; (ii) Mr. Steven Becker may be deemed to beneficially own 786,652 Shares, or approximately 1.6% of the Shares deemed issued and outstanding as of the Reporting Date; (iii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 983,315 Shares, or approximately 2.1% of the Shares deemed issued and outstanding as of the Reporting Date; (iv) WS Capital and WSC Management may be deemed to beneficially own 491,658 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date; and (v) WSVM, WSV and Mr. Patrick P. Walker may be deemed to beneficially own 491,657 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date. The WS Funds, the WSO Funds and the Greenway Funds agreed to co-invest on the investment in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G Amendment No. 2 shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.    45104P104
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  SRB Management, L.P.

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          737,487*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     737,487*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                      737,487*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    1.5%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IA/PN
--------------------------------------------------------------------------------
* Based on information set forth on the Form 10-Q of Icagen, Inc. (the "Company") for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 10, 2008, there were 46,904,839 shares of common stock, par value $0.001 per share (the "Shares"), of the Company issued and outstanding as of October 31, 2008. As of December 31, 2008 (the "Reporting Date"), SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. ("SRBQP"), SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore"), SRB Greenway Opportunity Fund, L.P. ("SRB Opportunity") and SRB Greenway Opportunity Fund (QP), L.P. ("SRB Opportunity QP," and together with SRBGC, SRBQP, SRB Offshore and SRB Opportunity, the "Greenway Funds") held in the aggregate warrants to purchase up to 737,487 Shares (the "Greenway Warrants"). SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB Management, BCA and Mr. Becker possess shared power to vote and direct the disposition of the Shares underlying the Greenway Warrants held by the Greenway Funds. As of the Reporting Date, Mr. Becker, individually, held warrants to purchase up to 49,165 Shares (the "Becker Warrants"). Mr. Becker possesses the sole power to vote and direct the disposition of the Shares underlying the Becker Warrants. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI," and together with WSC, WSCQP and WS International, the "WS Funds") held in the aggregate warrants to purchase up to 491,658 Shares (the "WS Funds Warrants"). WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are members of WS Capital. As a result, WSC Management, WS Capital and Messrs. Reid S.
Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares underlying the WS Funds Warrants held by the WS Funds. Furthermore, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP," and together with WSO, the "WSO Funds") held in the aggregate warrants to purchase up to 491,657 Shares (the "WSO Funds Warrants"). WS Ventures Management, L.P. ("WSVM") is the general partner of the WSO Funds. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid
S. Walker, G. Stacy Smith and Patrick P. Walker are members of WSV. As a result, WSVM, WSV and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the Shares underlying the WSO Funds Warrants held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3: (i) SRB Management and BCA may be deemed to beneficially own 737,487 Shares, or approximately 1.5% of the Shares deemed issued and outstanding as of the Reporting Date; (ii) Mr. Steven Becker may be deemed to beneficially own 786,652 Shares, or approximately 1.6% of the Shares deemed issued and outstanding as of the Reporting Date; (iii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 983,315 Shares, or approximately 2.1% of the Shares deemed issued and outstanding as of the Reporting Date; (iv) WS Capital and WSC Management may be deemed to beneficially own 491,658 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date; and (v) WSVM, WSV and Mr. Patrick P. Walker may be deemed to beneficially own 491,657 Shares, or approximately 1.0% of the Shares deemed issued and outstanding as of the Reporting Date. The WS Funds, the WSO Funds and the Greenway Funds agreed to co-invest on the investment in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G Amendment No. 2 shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1(a).  Name of Issuer:  ICAGEN, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            4222 Emperor Boulevard
            Suite 350
            Durham, North Carolina 27703

Item 2(a).  Name of Person Filing:
            Patrick P. Walker
            Reid S. Walker
            G. Stacy Smith
            WS Capital, L.L.C.
            WS Capital Management, L.P.
            WSV Management, L.L.C.
            WS Ventures Management, L.P.
            Steven R. Becker
            BC Advisors, LLC
            SRB Management, L.P.


Item 2(b).  Address of Principal Business Office or, if none, Residence:
            300 Crescent Court, Suite 1111
            Dallas, Texas  75201

Item 2(c).  Citizenship:

            Patrick P. Walker                 United States
            Reid S. Walker                    United States
            G. Stacy Smith                    United States
            WS Capital, L.L.C.                Texas
            WS Capital Management, L.P.       Texas
            WSV Management, L.L.C.            Texas
            WS Ventures Management, L.P.      Texas
            Steven R. Becker                  United States
            BC Advisors, LLC                  Texas
            SRB Management, L.P.              Texas


Item 2(d).  Title of Class of Securities:
            Common stock, par value $0.001 per share

Item 2(e).  CUSIP Number:  45104P104

Item 3.     Not Applicable.

Item 4.     Ownership:

            (a)   Amount Beneficially Owned:

                  Patrick P. Walker                              491,657*
                  Reid S. Walker                                 983,315*
                  G. Stacy Smith                                 983,315*
                  WS Capital, L.L.C.                             491,658*
                  WS Capital Management, L.P.                    491,658*
                  WSV Management, L.L.C.                         491,657*
                  WS Ventures Management, L.P.                   491,657*
                  Steven R. Becker                               786,652*
                  BC Advisors, LLC                               737,487*
                  SRB Management, L.P.                           737,487*

            (b)   Percent of Class:

                  Patrick P. Walker                                 1.0%*
                  Reid S. Walker                                    2.1%*
                  G. Stacy Smith                                    2.1%*
                  WS Capital, L.L.C.                                1.0%*
                  WS Capital Management, L.P.                       1.0%*
                  WSV Management, L.L.C.                            1.0%*
                  WS Ventures Management, L.P.                      1.0%*
                  Steven R. Becker                                  1.6%*
                  BC Advisors, LLC                                  1.5%*
                  SRB Management, L.P.                              1.5%*

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:

                        Patrick P. Walker                              0*
                        Reid S. Walker                                 0*
                        G. Stacy Smith                                 0*
                        WS Capital, L.L.C.                             0*
                        WS Capital Management, L.P.                    0*
                        WSV Management, L.L.C.                         0*
                        WS Ventures Management, L.P.                   0*
                        Steven R. Becker                          49,165*
                        BC Advisors, LLC                               0*
                        SRB Management, L.P.                           0*


                  (ii)  shared power to vote or to direct the vote:

                        Patrick P. Walker                        491,657*
                        Reid S. Walker                           983,315*
                        G. Stacy Smith                           983,315*
                        WS Capital, L.L.C.                       491,658*
                        WS Capital Management, L.P.              491,658*
                        WSV Management, L.L.C.                   491,657*
                        WS Ventures Management, L.P.             491,657*
                        Steven R. Becker                         737,487*
                        BC Advisors, LLC                         737,487*
                        SRB Management, L.P.                     737,487*

                  (iii) sole power to dispose or to direct the disposition of:

                        Patrick P. Walker                              0*
                        Reid S. Walker                                 0*
                        G. Stacy Smith                                 0*
                        WS Capital, L.L.C.                             0*
                        WS Capital Management, L.P.                    0*
                        WSV Management, L.L.C.                         0*
                        WS Ventures Management, L.P.                   0*
                        Steven R. Becker                          49,165*
                        BC Advisors, LLC                               0*
                        SRB Management, L.P.                           0*

                  (iv)  shared power to dispose or to direct the disposition of:

                        Patrick P. Walker                        491,657*
                        Reid S. Walker                           983,315*
                        G. Stacy Smith                           983,315*
                        WS Capital, L.L.C.                       491,658*
                        WS Capital Management, L.P.              491,658*
                        WSV Management, L.L.C.                   491,657*
                        WS Ventures Management, L.P.             491,657*
                        Steven R. Becker                         737,487*
                        BC Advisors, LLC                         737,487*
                        SRB Management, L.P.                     737,487*

* See footnote to cover pages.

Item 5.  Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable.

Item 7.  Identification  and  Classification of  Subsidiary Which  Acquired  the
         Securities:

         Not applicable.

Item 8.  Identification and Classification of Members of the Group:

         Not applicable.

Item 9.  Notice of Dissolution of Group:

         Not applicable.

Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 17, 2009


                                WS CAPITAL, L.L.C.

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member



                                WS CAPITAL MANAGEMENT, L.P.

                                By:  WS Capital, L.L.C., its general partner

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member



                                WSV MANAGEMENT, L.L.C.


                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member



                                WS VENTURES MANAGEMENT, L.P.

                                By: WSV Management, L.L.C., its general partner

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member



                                 /s/ Reid S. Walker
                                ------------------------------------------------
                                 REID S. WALKER



                                 /s/ G. Stacy Smith
                                ------------------------------------------------
                                 G. STACY SMITH



                                 /s/ Patrick P. Walker
                                ------------------------------------------------
                                 PATRICK P. WALKER



                                /s/ Steven R. Becker
                                ------------------------------------------------
                                 STEVEN R. BECKER



                                BC ADVISORS, LLC

                                By: /s/ Steven R. Becker
                                   ---------------------------------------------
                                    Steven R. Becker, Member



                                SRB MANAGEMENT, L.P.

                                By:  BC Advisors, LLC, its general partner

                                By: /s/ Steven R. Becker
                                   ---------------------------------------------
                                    Steven R. Becker, Member


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT


In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of ICAGEN, INC. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 17, 2009.


                                WS CAPITAL, L.L.C.

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member



                                WS CAPITAL MANAGEMENT, L.P.

                                By:  WS Capital, L.L.C., its general partner

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member



                                WSV MANAGEMENT, L.L.C.


                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member



                                WS VENTURES MANAGEMENT, L.P.

                                By: WSV Management, L.L.C., its general partner

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member



                                 /s/ Reid S. Walker
                                ------------------------------------------------
                                 REID S. WALKER



                                 /s/ G. Stacy Smith
                                ------------------------------------------------
                                 G. STACY SMITH



                                 /s/ Patrick P. Walker
                                ------------------------------------------------
                                 PATRICK P. WALKER



                                /s/ Steven R. Becker
                                ------------------------------------------------
                                 STEVEN R. BECKER



                                BC ADVISORS, LLC

                                By: /s/ Steven R. Becker
                                   ---------------------------------------------
                                    Steven R. Becker, Member



                                SRB MANAGEMENT, L.P.

                                By:  BC Advisors, LLC, its general partner

                                By: /s/ Steven R. Becker
                                   ---------------------------------------------
                                    Steven R. Becker, Member